SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 3, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL FILES REGISTRATION STATEMENT

Montreal, November 28, 2003-Microcell Telecommunications Inc. (TSX: MT) today announced that, pursuant to the Warrant Indentures governing the Company's Warrants 2005 and Warrants 2008 (collectively, the "Warrants"), it has filed a Form F-1 Registration Statement with the United States Securities and Exchange Commission (the "SEC"). The purpose of this filing is to register the Class A Restricted Voting Shares and Class B Non-Voting Shares issuable upon exercise of the Warrants by their holders. The Warrants are not exercisable until the SEC has declared the Registration Statement effective. The Company will issue a news release once the Registration Statement has been declared effective by the SEC. A copy of the Registration Statement can be obtained via the SEC's Web site at www.sec.gov, SEDAR's Web site at www.sedar.com, or in the financial reports available on Microcell's Web site at www.microcell.ca/investors.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

About the Company

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.1 million customers.

Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca